

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 7, 2008

<u>via U.S. mail and facsimile</u>

Mr. Darwin L. Stump
Chief Accounting Officer
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, West Virginia 26330

> **Re:** **Rockies Region 2006 Limited Partnership**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 24, 2007**
> **File No. 0-52787**
>
> **Annual Report on Form 10-K**
> **Filed April 7, 2008**
> **File No. 0-52787**
>
> **Quarterly Report on Form 10-Q**
> **Filed February 8, 2008**
> **File No. 0-52787**

Dear Mr. Stump:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

Item 9A. Controls and Procedures, page 26

1.   Please revise your disclosure to include disclosure required by Item 308(c) of Regulation S-K regarding changes to your internal controls and procedures over financial reporting. In this regard, we note reference in your disclosure to "additional procedures" that you have implemented in light of the material weaknesses reported by Petroleum Development Corporation. Revise your disclosure to describe the procedures you reference.

2.   Please amend your annual report and your quarterly report for the quarter ended September 30, 2007 to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. See Item 307 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 31

3.   Please supplement the disclosure provided in Item 13 to include reference to the approximate dollar value paid to your managing general partner since your inception in connection with its receipt of 37% of your oil and gas revenues. See prior comment 8.

Exhibits

4.   Please file the executed version of the drilling and operating agreement with Petroleum Development Corporation with your amended annual report on Form 10-K. See prior comment 2.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Delaney at (202) 551-3863 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or Mellissa Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Murphy
       K. Hiller
       D. Delaney
       M. Duru
       L. Nicholson